Exhibit 99.2

Financial Report for the Three and Six Months Ended June 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-and six-month periods ended June 30, 2020 and June 30, 2019. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on March 3, 2020. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions and the impact of cash distribution reductions on the Partnership’s business and growth prospects, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates, vessel utilization and vessel values;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  fluctuations in exchange rates, especially the U.S. dollar and the Euro;

•                  our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog Ltd. (“GasLog”) or by acquiring other assets from third parties;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;

•                  our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  the impact on us and the shipping industry of environmental concerns, including climate change;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•                  the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•                  potential liability from future litigation; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 3, 2020 and Quarterly Report on Form 6-K filed with the SEC on May 7, 2020, available at http://www.sec.gov.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

However, given the current uncertainty in relation to COVID-19 and in an effort to facilitate robust disclosure, we have identified the following risks and uncertainties or updated the risk factors described in our Annual Report on Form 20-F filed with the SEC on March 3, 2020 and Quarterly Report on Form 6-K filed with the SEC on May 7, 2020:

Failure to control the outbreak of the COVID-19 virus is negatively affecting the global economy, energy demand and our business.

The COVID-19 virus outbreak has introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity and demand for energy including LNG. As a result of significantly lower demand for oil and refined products and the failure of the principal producers of oil to reduce production in line with the fall in demand, oil prices have fallen by approximately 35% since the end of 2019. Natural gas prices in the primary European and Asian markets for LNG have fallen to an even greater extent. Together with reduced economic activity as a result of the COVID-19 virus, the decline in oil and gas prices has disincentivized trading of LNG and reduced the demand for LNG carriers and may continue to do so in the future. In the financial markets, the virus, and the responses of governments around the world to manage the impact of the virus, have led to lower interest rates and extreme volatility in the prices of equities, bonds, commodities and their respective derivatives. Our unit price has declined significantly this year, due, in part, to the impact of the COVID-19 virus. Record low interest rates and exchange rates, especially the U.S. dollar exchange rate, have required us to post $15.0 million of cash collateral against our current marked-to-market derivative liabilities pursuant to a Credit Support Annex entered into between GasLog Partners and GasLog in March 2020. The ongoing spread of the COVID-19 virus may negatively affect our business and operations, the health of our crews and the availability of our fleet, particularly if crew members contract COVID-19 as well as our financial position and prospects. The reduction in LNG demand and the closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to further reduced chartering activity and, in the extreme, an inability of our charterers to meet their obligations under the terms of their term charters. Furthermore, we may be unable to secure charters for our vessels at rates that are sufficient to meet our financial obligations, particularly for the vessels that are coming off-charter in the next twelve months (the Methane Jane Elizabeth in November 2020, the Methane Heather Sally in December 2020, the GasLog Seattle and the Solaris in June 2021). We have three vessels in the spot market, and these vessels are currently experiencing reduced spot charter rates and demand. Continued exposure to the spot market or extended periods of idle time between charters could adversely affect our future liquidity, results of operations and cash flows. Failure to control the spread of the virus could significantly impact economic activity and demand for LNG and LNG shipping which could further negatively affect our business, financial condition, results of operations and cash available for distribution. Should the COVID-19 pandemic continue to negatively impact market rates in the long-term, there would be a significant negative impact on our liquidity and financial condition, as well as the future carrying values of our vessels could be further affected due to a potential unfavorable permanent impact in the key assumptions such as the estimates of future charter rates for non-contracted revenue days and the discount rate in our future impairment assessments.

Although we have taken extensive measures to limit the impact of COVID-19 on business continuity, including implementation of a strict “work from home” policy for shore-based employees, as required depending on each location, and the commencement of select rotations of offshore personnel where possible, giving effect to local restrictions on the movement of offshore staff, these may not be sufficient to protect our business against the impact of COVID-19.

In the remaining months of 2020, three of our vessels are scheduled to be dry-docked and, in 2021, five of our vessels are scheduled to be dry-docked. The dry-dockings for four of these vessels (three in 2020 and one in 2021) will be longer and more costly than normal as a result of the need to install ballast water treatment systems (“BWTS”) on each vessel in order to comply with regulatory requirements. Any delay or cost overrun of the dry-docking could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay distributions on our common or Preference Units.

Dry-dockings of our vessels require significant expenditures and result in loss of revenue as our vessels are off-hire during such period. Any significant increase in either the number of off-hire days or in the costs of any repairs or investments carried out during the dry-docking period could have a material adverse effect on our profitability and our cash flows. Given the potential for unforeseen issues arising during dry-docking, we may not be able to predict accurately the time required to dry-dock any of our vessels. In 2020 and 2021, some of the dry-dockings will be longer and more costly than normal as a result of the need to install BWTS on each vessel in order to comply with regulatory requirements. Furthermore, the COVID-19 virus, including the recent “stop work” order in Singapore, may impact the availability of dry-dock yard slots and our ability to source the required personnel and equipment. If more than one of our ships is required to be out of service at the same time, or if a ship is dry-docked longer than expected or if the cost of repairs is greater than budgeted, our results of operations and our cash flows, including cash available for distribution to unitholders, could be adversely affected. The upcoming dry-dockings of our vessels are expected to be carried out in 2020 (three vessels), 2021 (five vessels) and 2023 (four vessels).

Our ability to raise capital to repay or refinance our debt obligations or to fund our maintenance or growth capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. The COVID-19 virus has had a significant impact on all financial markets, including the prices and the volatility of equities, bonds, commodities, interest rates and foreign exchange rates and their associated derivatives, and the availability and cost of liquidity in the bank credit markets. The recent significant fall in the value of our common units may make it difficult or impossible for us to access the equity or equity-linked capital markets. The recent fall in U.S. interest rates, has required us to post cash collateral against our current marked-to-market derivative liabilities. To the extent that we are unable to finance these obligations and expenditures with cash from operations or incremental bank loans or by issuing debt or equity securities, our ability to make cash distributions may be diminished, or our financial leverage may increase, or our unitholders may be diluted. Our business may be adversely affected if we need to access sources of funding which are more expensive and/or more restrictive.

To fund our existing and future debt obligations and capital expenditures and any future growth, we will be required to use cash from operations, incur borrowings, and/or seek to access other financing sources including the capital markets. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. The COVID-19 virus is having a significant negative impact on global financial markets. If we are unable to access the capital markets or raise additional bank financing or generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•                  seeking waivers or consents from our creditors;

•                  restructuring our debt;

•                  seeking additional debt or equity capital;

•                  selling assets;

•                  further reducing distributions;

•                  reducing, delaying or cancelling our business activities, acquisitions, investments or capital expenditures; or

•                  seeking bankruptcy protection.

Such measures might not be successful, available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of these measures may adversely affect our business and reputation. In addition, our financing agreements may restrict our ability to implement some of these measures. Use of cash from operations and possible future sale of certain assets will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions. Following the recent significant fall in the value of our common units, we may not be able to access the equity or equity-linked capital markets. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our quarterly distributions to unitholders. Despite the recent refinancing of the Partnership’s debt maturities due in 2021, our liquidity position could be challenged in the future, and we may need to raise equity in order to remain in compliance with the financial covenants within our loan facilities.

Recent Developments

On July 16, 2020, GasLog Partners entered into a credit agreement of $260.3 million with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $174.3 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of U.S. dollar (“USD”) London Interbank Offered Rate (“LIBOR”) plus a margin. The relevant amount of $260.3 million was drawn on July 21, 2020, out of which $258.5 million was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The facility includes customary restrictive covenants aligned with the ones in the existing bank credit facilities of the Partnership.

Also on July 16, 2020, GasLog Partners entered into a credit agreement of $193.7 million with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 with respect to three of its vessels. The facility will amortize over ten equal semi-annual installments of $8.6 million beginning in January 2021, with a final balloon amount of $107.7 million payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. DNB Bank ASA, London Branch and ING Bank N.V., London Branch were also registered as hedging providers under the facility. The relevant amount of $193.7 million was drawn on July 21, 2020, out of which $174.9 million was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The facility includes customary restrictive covenants aligned with the ones in the existing bank credit facilities of the Partnership.

As part of the closing of the Partnership’s refinancing in July 2020, the Partnership entered into four new interest rate swap agreements with an aggregate notional amount of $133.3 million due in 2024 and 2025 with the facility lenders DNB Bank ASA, London Branch and ING Bank N.V., London Branch due, all secured under the GasLog Partners’ $193.7 million facility agreement signed on July 16, 2020 in relation to the GAS-nineteen Ltd., the GAS-twenty Ltd. and the GAS-twenty seven Ltd., the vessel owning entities of the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

As of June 30, 2020, GasLog held a 35.6% interest in the Partnership (including 2.0% through general partner units). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

COVID-19 Update

Operational update

GasLog Partners and GasLog’s focus continues to be on ensuring the health and safety of our employees while providing safe and reliable operations for our customers.

•                  Beginning on June 1, 2020, employees at our Piraeus, Greece location returned to the office on a rotational basis at a capacity of approximately 50.0%. Piraeus office personnel have been provided with the appropriate personal protective equipment and modifications were made to the office’s floor plan to ensure social distancing; plexiglass dividers were installed and enhanced cleaning procedures have been enacted. All other onshore locations continue under a “work from home” policy in accordance with local guidelines and regulations;

•                  Crew changes continue to be planned at every opportunity and to date GasLog has been able to rotate approximately 80.0% of the officers and a smaller percentage of the other ranks. The majority of the crew rotation difficulties we face, are due to continued lockdowns in Singapore and the Philippines; and

•                  As a result of these measures, and the dedication of employees onshore and aboard our vessels, approximately 100% of our fleet continues to be available for commercial use.

Commercial update

COVID-19 placed downward pressure on economic activity and energy demand during the second quarter and there remains significant uncertainty regarding near-term LNG demand and, therefore, LNG shipping requirements.

•                  The Partnership’s charter coverage for the remainder of 2020 is 86%;

•                  The combined impact of COVID-19 and normal seasonality has led to greater volatility in spot rates; and

•                  The utilization and earnings of our vessels trading in the spot market may be materially lower than their earnings under their initial multi-year charters.

Financial update

COVID-19 has had a sustained impact on global capital and bank credit markets, affecting access, timing and cost of capital.

•                  Notwithstanding COVID-19, we have refinanced in full the Partnership’s debt maturities due in 2021 with two new credit facilities representing a total of $454.0 million, strengthening the balance sheet and delivering $14.9 million of incremental liquidity to the Partnership.

•                  As of June 30, 2020, we recognized a non-cash impairment loss of $18.8 million in aggregate on certain of our steam turbine propulsion (“Steam”) vessels due to uncertainty regarding the effects of COVID-19 in the short-term spot market, as discussed in the Commercial update above.

Cash Distribution

On August 4, 2020, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.125 per common unit for the quarter ended June 30, 2020. The cash distribution is payable on August 20, 2020 to all unitholders of record as of August 17, 2020. The aggregate amount of the declared distribution will be $6.0 million based on the number of units issued and outstanding as of June 30, 2020.

Overview

Since our initial public offering (“IPO”) in May 2014, we have been a growth-oriented limited partnership focused on acquiring, owning and operating LNG carriers engaged in LNG transportation under multi-year charters, growing our fleet from three vessels at the time of our IPO to 15 today, of which ten have tri-fuel diesel electric (“TFDE”) propulsion technology and five are Steam vessels.

As of June 30, 2020, our fleet consisted of 15 LNG carriers, including ten vessels with TFDE propulsion and five Steam vessels. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights could provide us with built-in growth opportunities, subject to certain conditions described below. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners. However, we cannot assure you that we will make any particular acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers or other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

Our fleet currently consists of the following vessels:

LNG Carrier		Year Built	Cargo Capacity (cubic meters “cbm”)	Charterer	Propulsion	Charter Expiration	Optional Period
1	Methane Alison Victoria	2007	145,000	Spot Market	Steam	—	—
2	Methane Rita Andrea	2006	145,000	Spot Market	Steam	—	—
3	GasLog Sydney	2013	155,000	Spot Market	TFDE	—	—
4	Methane Jane Elizabeth	2006	145,000	Trafigura(1)	Steam	November 2020	—
5	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
6	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
7	Solaris	2014	155,000	Shell	TFDE	June 2021	—
8	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028 (2)
9	Methane Shirley Elisabeth	2007	145,000	JOVO(3)	Steam	August 2022	—
10	GasLog Shanghai	2013	155,000	Gunvor (4)	TFDE	November 2022	—
11	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (5)
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (5)
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029 (6)
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (7)
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (7)

(1)                In March 2018, GasLog Partners secured a one-year charter with Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) for the Methane Jane Elizabeth (as nominated by the Partnership), which commenced in November 2019.

(2)                Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)                The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO Group (“JOVO”). The charter commenced on July 12, 2020.

(4)                The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).

(5)                Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(6)                Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(7)                Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

Charter Expirations

The Methane Jane Elizabeth and the Methane Heather Sally are due to come off charter in November 2020 and December 2020, respectively, while the GasLog Seattle and the Solaris are both due to come off charter in June 2021. GasLog Partners has secured a two-year charter for the Methane Shirley Elisabeth and continues to pursue opportunities for new term charters with third parties, while trading the vessels in the spot market and pursuing the most advantageous redeployment depending on evolving market conditions. Given the current lack of liquidity in the term charter market for Steam vessels in particular, the utilization and earnings of our vessels trading in the spot market may be materially lower than their earnings under their initial multi-year charters with Shell.

Additional Vessels

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. The four newbuildings and five on-the-water vessels listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration
1	GasLog Singapore	2010	155,000	Sinolam LNG (1)	TFDE	2031
2	GasLog Warsaw	2019	180,000	Endesa (2)	X-DF (3)	2029
3	GasLog Windsor	2020	180,000	Centrica (4)	X-DF (3)	2027
4	GasLog Wales	2020	180,000	JERA (7)	X-DF (3)	2032
5	GasLog Westminster	2020	180,000	Centrica (4)	X-DF (3)	2027
6	Hull No. 2300	Q4 2020 (5)	174,000	Cheniere	X-DF (3)	2027 (6)
7	Hull No. 2301	Q1 2021 (5)	174,000	Cheniere	X-DF (3)	2028 (6)
8	Hull No. 2311	Q2 2021 (5)	180,000	Cheniere	X-DF (3)	2028 (6)
9	Hull No. 2312	Q3 2021 (5)	180,000	Cheniere	X-DF (3)	2028 (6)

(1)          The vessel is currently trading in the spot market and has been chartered to Sinolam LNG Terminal, S.A. (“Sinolam LNG”) for the provision of an LNG floating storage unit (“FSU”). The charter is expected to commence in April 2021, after the dry-docking and conversion of the vessel to an FSU.

(2)          The vessel is chartered to a wholly owned subsidiary of Endesa, S.A. (“Endesa”). The charter is expected to commence in May 2021.

(3)          Reference to “X-DF” refers to low pressure dual-fuel two-stroke engine propulsion manufactured by Winterthur Gas & Diesel.

(4)          The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(5)          Expected delivery quarters are presented.

(6)          Charter expiration to be determined based upon actual date of delivery.

(7)          The vessel is chartered to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s JERA Co., Inc (“JERA”).

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership. The transfer of the GasLog Glasgow from GasLog to the Partnership on April 1, 2019 was accounted for as a reorganization of entities under common control under IFRS. The unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the dates of their incorporation by GasLog as they were under the common control of GasLog. The Partnership’s historical results were retroactively restated to reflect the historical results of the acquired entity during the period it was owned by GasLog.

Three-month period ended June 30, 2019 compared to the three-month period ended June 30, 2020

(in thousands of U.S. dollars)	IFRS Reported Common Control Results
	June 30, 2019	June 30, 2020	Change
Revenues	91,805	84,448	(7,357)
Net pool allocation	1,024	—	(1,024)
Voyage expenses and commissions	(2,037)	(2,782)	(745)
Vessel operating costs	(18,548)	(16,895)	1,653
Depreciation	(22,137)	(20,675)	1,462
General and administrative expenses	(4,741)	(4,421)	320
Impairment loss on vessels	—	(18,841)	(18,841)
Profit from operations	45,366	20,834	(24,532)
Financial costs	(18,484)	(13,067)	5,417
Financial income	527	77	(450)
(Loss)/gain on derivatives	(8,266)	369	8,635
Profit for the period	19,143	8,213	(10,930)
Profit attributable to Partnership’s operations	19,143	8,213	(10,930)

For the three-month period ended June 30, 2019, we had an average of 15 vessels operating in our owned fleet having 1,340 revenue operating days, while during the three-month period ended June 30, 2020, we had an average of 15 vessels operating in our owned fleet having 1,318 revenue operating days.

Revenues: Revenues decreased by $7.4 million, or 8.1%, from $91.8 million for the three-month period ended June 30, 2019 to $84.4 million for the same period in 2020. The decrease in revenues is mainly attributable to the expirations of the initial multi-year time charters of the Methane Jane Elizabeth, the Methane Alison Victoria and the Methane Rita Andrea in October 2019, January 2020 and April 2020, respectively. Following the expirations of their initial charters, the Methane Jane Elizabeth was re-chartered to Trafigura in November 2019, while the Methane Alison Victoria and the Methane Rita Andrea have been trading in the current weak spot market, as impacted by the COVID-19 pandemic during the three months ended June 30, 2020. This decrease in revenues was partially offset by the increased revenues of the GasLog Shanghai in the second quarter of 2020 as result of its re-chartering to Gunvor in June 2019 under a time charter with a variable, market-linked rate of hire (achieving 100% utilization). The average daily hire rate decreased from $68,511 for the three-month period ended June 30, 2019 to $64,073 for the three-month period ended June 30, 2020.

Net Pool Allocation:  Net pool allocation was $1.0 million in the three months ended June 30, 2019 and $0.0 million in the three months ended June 30, 2020, following the removal in June 2019 of the GasLog Shanghai from the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (the “Cool Pool”) to market their vessels operating in the LNG shipping spot market.

Voyage Expenses and Commissions:  Voyage expenses and commissions increased by $0.8 million or 40.0%, from $2.0 million in the three months ended June 30, 2019 to $2.8 million in the three months ended June 30, 2020. The increase in voyage expenses and commissions is mainly attributable to an increase in bunker consumption costs due to the operation of the Methane Alison Victoria and the Methane Rita Andrea in the spot market in the three months ended June 30, 2020.

Vessel Operating Costs: Vessel operating costs decreased by $1.6 million, or 8.6%, from $18.5 million for the three-month period ended June 30, 2019 to $16.9 million for the same period in 2020. The decrease in vessel operating costs is mainly attributable to a decrease of $0.7 million in technical maintenance expenses (due to one-off maintenance costs incurred in the second quarter of 2019) and a decrease of $0.4 million in crew wages, mainly due to reduced crew travelling costs due to COVID-19 restrictions. As a result, daily operating costs per vessel (after excluding calendar days for the Solaris) decreased from $14,559 per day for the three-month period ended June 30, 2019 to $13,261 per day for the three-month period ended June 30, 2020.

General and Administrative Expenses: General and administrative expenses decreased by $0.3 million, or 6.4%, from $4.7 million for the three-month period ended June 30, 2019 to $4.4 million for the same period in 2020. The decrease in general and administrative expenses is mainly attributable to decreased administrative services fees of $0.3 million, mainly due to the decrease of the annual fee payable to GasLog in 2020 by almost $0.1 million per vessel per year.

Impairment Loss on Vessels: Impairment loss on vessels was nil for the three-month period ended June 30, 2019 and $18.8 million for the same period in 2020. The impairment loss recorded as of June 30, 2020 was recognized with respect to three of the Partnership’s Steam vessels (the Methane Rita Andrea, the Methane Shirley Elisabeth and the Methane Heather Sally), as a result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic related impacts to LNG and LNG shipping demand.

Financial Costs: Financial costs decreased by $5.4 million, or 29.2%, from $18.5 million for the three-month period ended June 30, 2019 to $13.1 million for the same period in 2020. The decrease in financial costs is mainly attributable to a decrease of $5.4 million in interest expense on loans, primarily due to the lower London Interbank Offered Rate (“LIBOR”) rates in the three months ended June 30, 2020 as compared to the same period in 2019. During the three-month period ended June 30, 2019, we had an average of $1,424.3 million of outstanding indebtedness with a weighted average interest rate of 4.7%, compared to an average of $1,346.2 million of outstanding indebtedness with a weighted average interest rate of 3.4% during the three-month period ended June 30, 2020.

Loss/gain on Derivatives: Loss/gain on derivatives decreased by $8.7 million, from a loss of $8.3 million for the three-month period ended June 30, 2019 to a gain of $0.4 million for the same period in 2020. The decrease is attributable to a $10.1 million net decrease in unrealized loss from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss (reflecting a net loss of $8.7 million in the three months ended June 30, 2019 as compared to a gain of $1.4 million in the three months ended June 30, 2020), partially offset by a net increase of $1.4 million in realized loss on derivatives held for trading (reflecting a net gain of $0.4 million in the three months ended June 30, 2019 as compared to a loss of $1.0 million in the three months ended June 30, 2020).

Profit for the Period: Profit for the period decreased by $10.9 million, or 57.1%, from $19.1 million for the three-month period ended June 30, 2019 to $8.2 million for the same period in 2020, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership decreased by $10.9 million, or 57.1%, from $19.1 million for the three-month period ended June 30, 2019 to $8.2 million for the three-month period ended June 30, 2020. The decrease is mainly attributable to the impairment loss recognized in the three months ended June 30, 2020 of $18.8 million, partially offset by a $10.1 million net decrease in loss from the mark-to-market valuation of the derivatives attributable to the Partnership, which were carried at fair value through profit or loss.

Specifically, the profit attributable to the Partnership was mainly affected by (a) a decrease in revenues of $7.4 million mainly due to the expirations of the initial time charters of the Methane Jane Elizabeth, the Methane Alison Victoria and the Methane Rita Andrea in October 2019, January 2020 and April 2020, respectively), (b) an increase in voyage expenses and commissions attributable to the Partnership of $0.8 million, mainly due to the operation of the Methane Alison Victoria and the Methane Rita Andrea in the spot market in the three months ended June 30, 2020, and (c) a decrease in operating expenses attributable to the Partnership of $1.6 million.

In addition, the profit attributable to the Partnership was further affected by (a) a decrease in financial costs attributable to the Partnership of $5.4 million and (b) a decrease of $8.7 million in loss on derivatives attributable to the Partnership.

The above discussion of revenues, operating expenses, depreciation expense, financial costs and loss on derivatives in relation to the Profit attributable to the Partnership for the three-month period ended June 30, 2019 are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2020

(in thousands of U.S. dollars)	IFRS Reported Common Control Results
	June 30, 2019	June 30, 2020	Change
Revenues	185,690	175,801	(9,889)
Net pool allocation	1,058	—	(1,058)
Voyage expenses and commissions	(3,874)	(6,670)	(2,796)
Vessel operating costs	(37,179)	(35,988)	1,191
Depreciation	(44,007)	(41,273)	2,734
General and administrative expenses	(9,435)	(8,592)	843
Impairment loss on vessels	—	(18,841)	(18,841)
Profit from operations	92,253	64,437	(27,816)
Financial costs	(38,116)	(28,580)	9,536
Financial income	1,165	276	(889)
Loss on derivatives	(13,143)	(13,751)	(608)
Profit for the period	42,159	22,382	(19,777)
Profit attributable to Partnership’s operations	39,509	22,382	(17,127)

For the six-month period ended June 30, 2019, we had an average of 15 vessels operating in our owned fleet having 2,684 revenue operating days, while during the six-month period ended June 30, 2020, we had an average of 15 vessels operating in our owned fleet having 2,591 revenue operating days.

Revenues: Revenues decreased by $9.9 million, or 5.3%, from $185.7 million for the six-month period ended June 30, 2019 to $175.8 million for the same period in 2020. The decrease in revenues is mainly attributable to the expirations of the initial multi-year time charters of the Methane Jane Elizabeth, the Methane Alison Victoria and the Methane Rita Andrea in October 2019, January 2020 and April 2020, respectively. Following the expirations of their initial charters, the Methane Jane Elizabeth was re-chartered to Trafigura in November 2019, while the Methane Alison Victoria and the Methane Rita Andrea have been trading in the spot market. This decrease in revenues was partially offset by the increased revenues from the GasLog Shanghai as result of its re-chartering to Gunvor in June 2019 under a time charter with a variable, market-linked rate of hire (achieving 100% utilization). The average daily hire rate decreased from $69,184 for the three-month period ended June 30, 2019 to $67,851 for the six-month period ended June 30, 2020.

Net Pool Allocation:  Net pool allocation was $1.1 million in the six months ended June 30, 2019 and $0.0 million in the six months ended June 30, 2020 following the removal in June 2019 of the GasLog Shanghai from the Cool Pool.

Voyage Expenses and Commissions:  Voyage expenses and commissions increased by $2.8 million, or 71.8%, from $3.9 million in the six months ended June 30, 2019 to $6.7 million in the six months ended June 30, 2020. The increase in voyage expenses and commissions is mainly attributable to an increase in bunker consumption costs due to the operation of the Methane Alison Victoria and the Methane Rita Andrea in the spot market in the first six months of 2020.

Vessel Operating Costs: Vessel operating costs decreased by $1.2 million, or 3.2%, from $37.2 million for the six-month period ended June 30, 2019 to $36.0 million for the same period in 2020. The decrease in vessel operating costs is mainly attributable to a decrease of $0.7 million in crew wages, mainly due to the favorable movement of the EUR/USD exchange rate as compared to the same period in 2019, combined with decreased crew travelling costs due to COVID-19 restrictions. As a result, daily operating costs per vessel (after excluding calendar days for the Solaris) decreased from $14,672 per day for the six-month period ended June 30, 2019 to $14,124 per day for the six-month period ended June 30, 2020.

General and Administrative Expenses: General and administrative expenses decreased by $0.8 million, or 8.5%, from $9.4 million for the six-month period ended June 30, 2019 to $8.6 million for the same period in 2020. The decrease in general and administrative expenses is mainly attributable to decreased administrative services fees of $0.5 million, mainly due to the decrease of the annual fee payable to GasLog in 2020 by almost $0.1 million per vessel per year.

Impairment Loss on Vessels: Impairment loss on vessels was nil for the six-month period ended June 30, 2019 and $18.8 million for the same period in 2020. The impairment loss recorded as of June 30, 2020 was recognized with respect to three of the Partnership’s Steam vessels (the Methane Rita Andrea, the Methane Shirley Elisabeth and the Methane Heather Sally), as a result of anticipated increases in volatility in the spot charter market over the near term from COVID-19 pandemic related impacts to LNG and LNG shipping demand.

Financial Costs: Financial costs decreased by $9.5 million, or 24.9%, from $38.1 million for the six-month period ended June 30, 2019 to $28.6 million for the same period in 2020. The decrease in financial costs is attributable to a decrease of $8.5 million in interest expense on loans, primarily due to the lower LIBOR rates in the first six months of 2020 as compared to the same period in 2019, and a decrease of $1.0 million in amortization of deferred loan issuance costs. During the six-month period ended June 30, 2019, we had an average of $1,399.5 million of outstanding indebtedness with a weighted average interest rate of 4.8%, compared to an average of $1,349.2 million of outstanding indebtedness with a weighted average interest rate of 3.7% during the six-month period ended June 30, 2020.

Loss on Derivatives: Loss on derivatives increased by $0.7 million, or 5.3%, from $13.1 million for the six-month period ended June 30, 2019 to $13.8 million for the same period in 2020. The increase is attributable to a decrease of $2.6 million in realized gain on derivatives held for trading, which reflected a gain of $1.1 million in the six months ended June 30, 2019 as compared to a loss of $1.5 million in the six months ended June 30, 2020, partially offset by a net decrease of $2.1 million in unrealized loss from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss.

Profit for the Period: Profit for the period decreased by $19.8 million, or 46.9%, from $42.2 million for the six-month period ended June 30, 2019 to $22.4 million for the same period in 2020, as a result of the aforementioned factors.

Profit Attributable to the Partnership: Profit attributable to the Partnership decreased by $17.1 million, or 43.3%, from $39.5 million for the six-month period ended June 30, 2019 to $22.4 million for the six-month period ended June 30, 2020. The decrease is mainly attributable to the impairment loss recognized in the six months ended June 30, 2020, partially offset by the incremental profits from the acquisition of the GasLog Glasgow on April 1, 2019.

Specifically, the profit attributable to the Partnership was mainly affected by (a) a decrease in revenues of $2.3 million (a decrease in revenues of $10.0 million mainly due to the expirations of the initial time charters of the Methane Jane Elizabeth, the Methane Alison Victoria and the Methane Rita Andrea in October 2019, January 2020 and April 2020, respectively, partially offset by $7.7 million contributed by the GasLog Glasgow after its drop-down to the Partnership), and (b) an increase in voyage expenses and commissions attributable to the Partnership of $2.9 million, mainly due to the operation of the Methane Alison Victoria and the Methane Rita Andrea in the spot market in the first six months of 2020.

In addition, the profit attributable to the Partnership was further affected by (a) a decrease in financial costs attributable to the Partnership of $7.8 million and (b) an increase of $0.6 million in loss on derivatives attributable to the Partnership.

The above discussion of revenues, operating expenses, depreciation expense, financial costs and unrealized gain on derivatives in relation to the Profit attributable to the Partnership for the six-month period ended June 30, 2019 are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings, if any. In addition to paying distributions and potentially repurchasing common units, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

As of June 30, 2020, we had $72.2 million of cash and cash equivalents, of which $53.3 million was held in current accounts and $18.9 million was held in time deposits with an original duration of less than three months. As of June 30, 2020, an amount of $15.0 million was held as cash collateral with respect to our derivative instruments with GasLog, pursuant to a Credit Support Annex entered into between GasLog Partners and GasLog in March 2020, which has a maximum cash collateral requirement of $15.0 million and a termination date of December 31, 2020.

As of June 30, 2020, we had an aggregate of $1,319.1 million of borrowings outstanding under our credit facilities, of which $313.0 million was repayable within one year. On July 21, 2020, we drew down $454.0 million under the new facilities entered into on July 16, 2020 and prepaid in full an amount of $433.4 million of aggregate outstanding debt, which would have been due in April and July 2021. In addition, as of June 30, 2020, we had unused availability under our revolving credit facilities of $30.0 million.

The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As a result of its hedging agreements, the Partnership has hedged 46.8% of its floating interest rate exposure on its outstanding debt as of June 30, 2020, at a weighted average interest rate of approximately 1.9% (excluding margin).

As part of the closing of the Partnership’s refinancing in July 2020, the Partnership entered into four new interest rate swap agreements with an aggregate notional amount of $133.3 million due in 2024 and 2025 with the facility lenders DNB Bank ASA, London Branch and ING Bank N.V., London Branch, all secured under the GasLog Partners $193.7 million facility agreement signed on July 16, 2020 in relation to the GAS-nineteen Ltd., the GAS-twenty Ltd. and the GAS-twenty seven Ltd., the vessel owning entities of the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne.

Furthermore, the Partnership has in place six forward foreign exchange contracts with GasLog with a notional value of €9.6 million and 3 forward foreign exchange contracts with GasLog with a notional value of Singapore $0.8 million, with staggered maturities within 2020, to mitigate its foreign exchange transaction exposure in its operating expenses.

Working Capital Position

As of June 30, 2020, our current assets totaled $105.9 million and current liabilities totaled $387.2 million, resulting in a negative working capital position of $281.3 million. Current liabilities include $318.3 million of loans due within one year, $243.0 million of which was refinanced on July 16, 2020.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Taking into account current and expected volatile commercial and financial market conditions, we anticipate that our primary sources of funds over the next 12 months will be available cash, cash from operations and existing debt, including the credit agreements entered into on July 16, 2020, which refinanced in full the debt maturities due in 2021. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least 12 months from the end of the reporting period. Additionally, we may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that we will be able to obtain additional debt or equity financing on terms acceptable to us, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions, that are beyond our control.

Cash Flows

Six-month period ended June 30, 2019 compared to the six-month period ended June 30, 2020

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

(in thousands of U.S. dollars)	Six months ended
	June 30, 2019	June 30, 2020	Change
Net cash provided by operating activities	91,689	66,224	(25,465)
Net cash used in investing activities	(10,586)	(11,720)	(1,134)
Net cash used in financing activities	(145,464)	(79,178)	66,286

Net Cash provided by Operating Activities:

Net cash provided by operating activities decreased by $25.5 million, from $91.7 million in the six-month period ended June 30, 2019 to $66.2 million in the six-month period ended June 30, 2020. The decrease of $25.5 million is mainly attributable to a $17.2 million movement in working capital accounts (mainly driven by the $15.0 million of cash collateral deposited with GasLog), a decrease of $10.9 million in revenues, a decrease of $2.6 million in realized gain on derivatives held for trading and a net increase of $0.6 million in vessel operating costs, voyage expenses and commissions and general and administrative expenses, partially offset by a decrease of $5.9 million in cash paid for interest.

Net Cash used in Investing Activities:

Net cash used in investing activities increased by $1.1 million, from $10.6 million in the six-month period ended June 30, 2019 to $11.7 million in the six-month period ended June 30, 2020. The increase of $1.1 million is attributable to an increase of net cash used in payments for vessels of $9.3 million (mainly related to dry-dockings and BWTS), a decrease of $0.8 million in financial income received, partially offset by an increase in net cash from short-term investments of $9.0 million.

Net Cash used in Financing Activities:

Net cash used in financing activities decreased by $66.3 million, from $145.5 million in the six-month period ended June 30, 2019 to $79.2 million in the six-month period ended June 30, 2020. The decrease of $66.3 million is attributable to a decrease of $347.3 million in bank loan repayments, a decrease of $93.7 million in cash remittance to GasLog in exchange for contribution of net assets, a decrease of $21.8 million in distributions paid, a decrease of $8.9 million in cash used for repurchases of common units, a decrease of $4.8 million in payments of loan issuance costs, and a decrease in payments of equity offering costs of $0.9 million, partially offset by a decrease in bank loan drawdowns of $409.1 million and a decrease of $2.0 million in proceeds from issuances of general partner units.

Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization after June 30, 2020:

	After June 30,	For the years ending December 31,
	2020	2021	2022	2023	2024-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	$139.2	$204.7	$166.6	$139.6	$151.2	$801.3
Total contracted days(1)(2)	2,290	3,137	2,382	1,672	1,763	11,244
Total available days(6)	2,670	5,325	5,475	5,355	16,110	34,935
Total unfixed days(7)	380	2,188	3,093	3,683	14,347	23,691
Percentage of total contracted days/total available days	85.8%	58.9%	43.5%	31.2%	10.9%	32.2%

(1)      Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of June 30, 2020.

(2)      Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)      For time charters that include a fixed operating cost component, subject to annual escalation, revenue calculations include that fixed annual escalation. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(4)      For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.

(5)      Revenue calculations assume no exercise of any option to extend the terms of the charters.

(6)      Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(7)      Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of June 30, 2020. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including non-performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 3, 2020. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

GASLOG PARTNERS LP

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and June 30, 2020

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2019	June 30, 2020
Assets
Non-current assets
Other non-current assets		128	285
Tangible fixed assets	4	2,286,430	2,238,857
Right-of-use assets	5	1,033	759
Total non-current assets		2,287,591	2,239,901
Current assets
Trade and other receivables		7,147	12,943
Inventories		3,353	4,222
Prepayments and other current assets	6	1,597	16,526
Derivative financial instruments	13	372	—
Cash and cash equivalents		96,884	72,210
Total current assets		109,353	105,901
Total assets		2,396,944	2,345,802
Partners’ equity and liabilities
Partners’ equity
Common unitholders (46,860,182 units issued and outstanding as of December 31, 2019 and 46,737,124 units issued and outstanding as of June 30, 2020)	7	606,811	581,227
General partner (1,021,336 units issued and outstanding as of December 31, 2019 and June 30, 2020)	7	11,271	10,735
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2019 and June 30, 2020)	7	347,889	347,889
Total partners’ equity		965,971	939,851
Current liabilities
Trade accounts payable		16,630	18,553
Due to related parties	3	5,642	6,540
Derivative financial instruments	13	2,607	8,864
Other payables and accruals	9	51,570	39,777
Borrowings—current portion	8	109,822	313,009
Lease liabilities—current portion	5	472	427
Total current liabilities		186,743	387,170
Non-current liabilities
Derivative financial instruments	13	6,688	12,276
Borrowings—non-current portion	8	1,236,202	1,006,102
Lease liabilities—non-current portion	5	414	224
Other non-current liabilities		926	179
Total non-current liabilities		1,244,230	1,018,781
Total partners’ equity and liabilities		2,396,944	2,345,802

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three and six months ended June 30, 2019 and 2020

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended		For the six months ended
	Note	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020

Revenues	10	91,805	84,448	185,690	175,801
Net pool allocation		1,024	—	1,058	—
Voyage expenses and commissions		(2,037)	(2,782)	(3,874)	(6,670)
Vessel operating costs	12	(18,548)	(16,895)	(37,179)	(35,988)
Depreciation	4,5	(22,137)	(20,675)	(44,007)	(41,273)
General and administrative expenses	11	(4,741)	(4,421)	(9,435)	(8,592)
Impairment loss on vessels	4	—	(18,841)	—	(18,841)
Profit from operations		45,366	20,834	92,253	64,437
Financial costs	14	(18,484)	(13,067)	(38,116)	(28,580)
Financial income		527	77	1,165	276
(Loss)/gain on derivatives	14	(8,266)	369	(13,143)	(13,751)
Total other expenses, net		(26,223)	(12,621)	(50,094)	(42,055)
Profit and total comprehensive income for the period		19,143	8,213	42,159	22,382

Earnings per unit attributable to the Partnership, basic and diluted:	17
Common unit, basic		0.25	0.01	0.53	0.15
Common unit, diluted		0.25	0.01	0.52	0.14
General partner unit		0.25	0.01	0.52	0.15

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GasLog Partners LP

Unaudited condensed consolidated statements of changes in owners’/partners’ equity

For the six months ended June 30, 2019 and 2020

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	General partner		Common unitholders		Class B unitholders	Incentive distribution rights (“IDRs”)	Preference unitholders		Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units		Units

Balance as of December 31, 2018	927,532	13,289	45,448,993	812,863	—	5,176	14,350,000	348,331	1,179,659	73,134	1,252,793
IFRS 16 adjustment	—	4	—	173	—	—	—	—	177	15	192
Balance as of January 1, 2019 (as restated(1))	927,532	13,293	45,448,993	813,036	—	5,176	14,350,000	348,331	1,179,836	73,149	1,252,985
Profit and total comprehensive income attributable to GasLog’s operations (Note 17)	—	—	—	—	—	—	—	—	—	2,650	2,650
Equity offering costs	—	—	—	(174)	—	—	—	266	92	—	92
Settlement of awards vested during the period	—	—	49,850	—	—	—	—	—	—	—	—
Repurchases of common units	—	—	(476,351)	(9,921)	—	—	—	—	(9,921)	—	(9,921)
Elimination of IDRs and issuance of common and Class B units	—	—	2,532,911	1,810	2,490,000	(2,391)	—	—	(581)	—	(581)
Issuance of general partner units	93,804	1,996	—	—	—	—	—	—	1,996	—	1,996
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	(93,646)	(93,646)
Difference between net book values of acquired subsidiary and consideration paid	—	(357)	—	(17,490)	—	—	—	—	(17,847)	17,847	—
Distributions declared	—	(1,077)	—	(49,978)	—	(2,785)	—	(15,872)	(69,712)	—	(69,712)
Share-based compensation, net of accrued distribution	—	7	—	350	—	—	—	—	357	—	357
Partnership’s profit and total comprehensive income (Note 17)	—	487	—	23,858	—	—	—	15,164	39,509	—	39,509
Balance as of June 30, 2019	1,021,336	14,349	47,555,403	761,491	2,490,000	—	14,350,000	347,889	1,123,729	—	1,123,729

Balance at January 1, 2020	1,021,336	11,271	46,860,182	606,811	2,490,000	—	14,350,000	347,889	965,971	—	965,971
Equity offering costs	—	—	—	(114)	—	—	—	—	(114)	—	(114)
Settlement of awards vested during the period	—	—	68,432	—	—	—	—	—	—	—	—
Repurchases of common units (Note 7)	—	—	(191,490)	(996)	—	—	—	—	(996)	—	(996)
Distributions declared (Note 16)	—	(702)	—	(32,019)	—	—	—	(15,164)	(47,885)	—	(47,885)
Share-based compensation, net of accrued distribution	—	11	—	482	—	—	—	—	493	—	493
Partnership’s profit and total comprehensive income (Note 17)	—	155	—	7,063	—	—	—	15,164	22,382	—	22,382
Balance as of June 30, 2020	1,021,336	10,735	46,737,124	581,227	2,490,000	—	14,350,000	347,889	939,851	—	939,851

(1)      Restated so as to reflect an adjustment introduced due to the adoption of International Financial Reporting Standard (“IFRS”) 16 Leases on January 1, 2019.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2019 and 2020

(All amounts expressed in thousands of U.S. Dollars)

		For the six months ended
	Note	June 30, 2019	June 30, 2020

Cash flows from operating activities:
Profit for the period		42,159	22,382
Adjustments for:
Depreciation	4, 5	44,007	41,273
Impairment loss on vessels	4	—	18,841
Financial costs	14	38,116	28,580
Financial income		(1,165)	(276)
Unrealized loss on derivatives held for trading	14	14,253	12,217
Share-based compensation	11	509	659
		137,879	123,676
Movements in working capital		(11,882)	(29,083)
Cash provided by operations		125,997	94,593
Interest paid		(34,308)	(28,369)
Net cash provided by operating activities		91,689	66,224
Cash flows from investing activities:
Payments for tangible fixed assets	15	(6,737)	(12,027)
Return of capital expenditures	15	4,021	—
Financial income received		1,130	307
Maturity of short-term investments		15,000	—
Purchase of short-term investments		(24,000)	—
Net cash used in investing activities		(10,586)	(11,720)
Cash flows from financing activities:
Borrowings drawdowns	15	435,000	25,940
Borrowings repayments	15	(403,072)	(55,805)
Payment of loan issuance costs	15	(4,972)	(189)
Proceeds from issuances of general partner units		1,996	—
Repurchases of common units	7	(9,921)	(996)
Payment of offering costs	15	(890)	(15)
Cash distribution to GasLog in exchange for contribution of net assets		(93,646)	—
Distributions paid	16	(69,712)	(47,885)
Payments for lease liabilities	15	(247)	(228)
Net cash used in financing activities		(145,464)	(79,178)
Decrease in cash and cash equivalents		(64,361)	(24,674)
Cash and cash equivalents, beginning of the period		133,370	96,884
Cash and cash equivalents, end of the period		69,009	72,210

Non-cash investing and financing activities:	15
Capital expenditures included in liabilities at the end of the period		7,275	10,501
Financing costs included in liabilities at the end of the period		156	142
Offering costs included in liabilities at the end of the period		666	113
Liabilities related to leases at the end of the period		73	72

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2019 and 2020

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

On April 1, 2019, GasLog Partners acquired 100% of the ownership interests in GAS-twelve Ltd., the entity that owns a 174,000 cubic meters (“cbm”) LNG carrier, the GasLog Glasgow, for an aggregate purchase price of $214,000.

The above acquisition was accounted for as a reorganization of companies under common control. The Partnership’s historical results and net assets were retroactively restated to reflect the historical results of the acquired entity from its date of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiary.

As of June 30, 2020, GasLog holds a 35.6% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing LNG transportation services on a worldwide basis primarily under multi-year charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of June 30, 2020, the companies listed below were 100% held by the Partnership:

	Place of	Date of			Cargo Capacity
Name	incorporation	incorporation	Principal activities	Vessel	(cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Glasgow	174,000	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Gibraltar	174,000	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	Methane Becki Anne	170,000	March 2015
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2019, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on March 3, 2020.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2019. On August 5, 2020, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2019 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

As of June 30, 2020, the Partnership’s current assets totaled $105,901 while current liabilities totaled $387,170, resulting in a negative working capital position of $281,269. Current liabilities include $318,256 of loans due within one year, $242,974 of which was refinanced on July 16, 2020 (Note 20). In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections, incorporating the negative impact of the COVID-19 pandemic on near-term market rates.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Taking into account current and expected volatile commercial and financial market conditions, management anticipates that the Partnership’s primary sources of funds over the next 12 months will be available cash, cash from operations and existing debt, including the credit agreements entered into on July 16, 2020, which refinanced in full the debt maturities due in 2021. Management believes that these anticipated sources of funds will be sufficient for the Partnership to meet its liquidity needs and to comply with its banking covenants for at least 12 months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, Additionally, the Partnership may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that the Partnership will be able to obtain additional debt or equity financing on terms acceptable to the Partnership, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions, that are beyond our control.

The Partnership keeps under constant review the possible implications of the COVID-19 outbreak and the associated effects on the LNG shipping market to allow current assessments of the impact of the virus to be incorporated into the latest full-year estimates in order to identify risks to future liquidity and covenant compliance and to enable management to take corrective actions, if required.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

In October 2018, the IASB issued amendments to IFRS 3 Business Combinations with respect to the definition of a business. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs and introduce an optional fair value concentration test. The adoption of this standard on January 1, 2020 did not have a material impact on the Partnership’s financial statements, since the acquisitions of vessel-owning entities from GasLog continue to be assessed as business acquisitions under the revised definition as well.

All other IFRS standards and amendments that became effective in the current period are not relevant to the Partnership or are not material with respect to the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

At the date of authorization of these unaudited condensed consolidated financial statements, there were no IFRS standards and amendments issued but not yet adopted with an expected material effect on the Partnership’s financial statements.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due to related parties
	December 31, 2019	June 30, 2020
Due to GasLog LNG Services (a)	4,908	5,659
Due to GasLog (b)	734	881
Total	5,642	6,540

(a)              The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.

(b)             The balances represent mainly payments made by GasLog on behalf of the Partnership.

Loans due to related parties

The main terms of the revolving credit facility of $30,000 with GasLog (the “Sponsor Credit Facility”) have been disclosed in the annual consolidated financial statements for the year ended December 31, 2019. Refer to Note 7 “Borrowings”.

As of December 31, 2019, and June 30, 2020, the amount outstanding under the Sponsor Credit Facility was nil.

Cash collateral held with related parties

As of June 30, 2020, the Partnership had deposited an amount of $15,000 with GasLog (Note 6) as collateral for the interest rate swaps and forward foreign exchange contracts in effect held with GasLog, pursuant to a Credit Support Annex entered into between GasLog Partners and GasLog on March 16, 2020. The agreement is appended to the International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement between GasLog Partners and GasLog signed in November 2016. The amount required to be deposited will be recalculated on a weekly basis until December 31, 2020. It is based on the aggregate valuation of such derivative instruments on each date and cannot exceed $15,000.

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and six months ended June 30, 2019 and 2020:

			For the three months ended		For the six months ended
Company	Details	Account	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
GasLog	Commercial management fee(i)	General and administrative expenses	1,350	1,350	2,700	2,700
GasLog	Administrative services fee(ii)	General and administrative expenses	2,279	1,959	4,406	3,919
GasLog LNG Services	Management fees(iii)	Vessel operating costs	1,932	1,932	3,864	3,864
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	10	20	20	30
GasLog	Commitment fee under Sponsor Credit Facility	Financial costs	76	76	151	152
GasLog	Realized (gain)/loss on interest rate swaps (Note 14)	(Loss)/gain on derivatives	(831)	832	(1,928)	1,125
GasLog	Realized loss on forward foreign exchange contracts held for trading (Note 14)	(Loss)/gain on derivatives	451	234	818	409
Cool Pool(iv)	Adjustment for net pool allocation	Net pool allocation	(1,024)	—	(1,058)	—

(i)        Commercial Management Agreements

Upon completion of the initial public offering (“IPO”) on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360 for each vessel payable quarterly in advance in lump sum amounts. In December 2013, GAS-seven Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $540 that was amended to $360 when the vessel was acquired by the Partnership on November 1, 2016. Additionally, in June 2015, GAS-eight Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $360.

The same provisions are included in the commercial management agreements that GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into with GasLog upon the deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva, the GasLog Gibraltar, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, respectively, into GasLog’s fleet in March 2016, June 2016, September 2016, October 2016, April 2014, June 2014 and March 2015 (together with the Amended Commercial Management Agreements and the commercial management agreements entered into by GAS-seven Ltd. and GAS-eight Ltd. with GasLog, the “Commercial Management Agreements”).

(ii)  Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. For the year ended December 31, 2019, the service fee was amended to $608 per vessel per year. With effect from January 1, 2020, the service fee was reduced to $523 per vessel per year.

(iii)    Ship Management Agreements

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, respectively, into GasLog’s fleet in April 2014, June 2014 and

March 2015 (together with the Amended Ship Management Agreements and the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its vessel’s delivery from the shipyard in 2013, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and, in the case of GAS-seven Ltd., to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure. This single fee structure was already provided for in the ship management agreements that GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. had entered into with GasLog upon the deliveries of the GasLog Greece in March 2016, the GasLog Glasgow in June 2016, the GasLog Geneva in September 2016 and the GasLog Gibraltar in October 2016, respectively (with a fixed monthly charge of $46).

(iv)    In the period from May 2018 until June 2019, the Partnership, through the GasLog Shanghai, participated in the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (the “Cool Pool”) to market their vessels operating in the LNG shipping spot market.

4. Tangible Fixed Assets

The movement in tangible fixed assets is reported in the following table:

	Vessels	Other tangible assets	Total tangible fixed assets
Cost
As of January 1, 2020	2,859,172	—	2,859,172
Additions	9,548	2,719	12,267
Fully amortized dry-docking component	(2,442)	—	(2,442)
As of June 30, 2020	2,866,278	2,719	2,868,997

Accumulated depreciation
As of January 1, 2020	572,742	—	572,742
Depreciation expense	40,999	—	40,999
Impairment loss on vessels	18,841	—	18,841
Fully amortized dry-docking component	(2,442)	—	(2,442)
As of June 30, 2020	630,140	—	630,140

Net book value
As of December 31, 2019	2,286,430	—	2,286,430
As of June 30, 2020	2,236,138	2,719	2,238,857

All vessels have been pledged as collateral under the terms of the Partnership’s bank loan agreements.

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth, (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally and (iii) the Methane Becki Anne, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd., (ii) GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd., and (iii) GAS-twenty seven Ltd., respectively, was counter guarantor for the acquisition from BG Group plc of depot spares purchased with respect to the aforementioned vessels. In June 2020, the Partnership acquired from GasLog the relevant spares at a cost of $2,719.

As of June 30, 2020, a number of negative indicators, such as the downward pressure on economic activity and energy demand, as well as the significant uncertainty regarding future LNG demand and, therefore LNG shipping requirements pursuant to the COVID-19 pandemic, combined with our reduced expectations for the estimated rates at which employment for the Partnership’s vessels could be secured over the near-term in the spot market, prompted the Partnership to perform an impairment assessment of its vessels in accordance with the Partnership’s accounting policy. The recoverable amounts (values in use) for three steam turbine propulsion (“Steam”) vessels owned by the Partnership, i.e. the Methane Rita Andrea, the Methane Shirley Elisabeth and the Methane Heather Sally calculated as per above were lower than the respective carrying amounts of these vessels and, consequently, an aggregate impairment loss of $18,841 was recognized in profit or loss in the six months ended June 30, 2020.

The most sensitive and/or subjective assumptions that have the potential to affect the outcome of the impairment assessment for the Steam vessels are the projected charter hire rate used to forecast future cash flows for non-contracted revenue days (the “re-chartering rate”) and the discount rate used. The average re-chartering rate over the remaining useful life of the vessels used in our impairment exercise for the Steam vessels was $39 per day. Increasing/decreasing the average re-chartering rate used by $5 per day would result in an aggregate (decrease)/increase in the impairment charge of $(105,540)/98,878. The discount rate used for the Steam vessels was 5.8% as of June 30, 2020. Increasing/decreasing the discount rate by 0.5% would increase/(decrease) the impairment loss by $21,793/($11,335), respectively.

5. Leases

The movements in right-of use assets and lease liabilities are reported in the following tables:

Vessel equipment
Right-of-use assets
As of January 1, 2020	1,033
Depreciation expense	(274)
As of June 30, 2020	759

Lease liabilities
As of January 1, 2020	886
Lease expense (Note 14)	19
Payments	(254)
As of June 30, 2020	651
Lease liabilities, current portion	427
Lease liabilities, non-current portion	224
Total	651

An amount of $16 and $102 has been recognized in the unaudited condensed consolidated statement of profit or loss for the three and six months ended June 30, 2020, respectively which represents the lease expense incurred for low value leases not included in the measurement of the right-of-use assets and lease liabilities.

6. Prepayments and Other Current Assets

An analysis of prepayments and other current assets is as follows:

	December 31, 2019	June 30, 2020
Prepayments	1,597	1,526
Other current assets	—	15,000
Total	1,597	16,526

Other current assets comprise $15,000 of cash deposited with GasLog as collateral for the interest rate swaps and forward foreign exchange contracts held with GasLog, pursuant to a Credit Support Annex entered into on March 16, 2020 (Note 3).

7. Partners’ Equity

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25,000 covering the period January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. Since the authorization of the unit repurchase programme and through December 31, 2019, GasLog Partners has repurchased and cancelled a total of 1,171,572 units at a weighted average price of $19.52 per common unit for a total amount of $22,890, including commissions.

On February 5, 2020, the board of directors of GasLog Partners authorized a renewal of the unit repurchase programme taking the total authority outstanding under the programme to $25,000, to be utilized from February 10, 2020 to December 31, 2021. In the six months ended June 30, 2020, GasLog Partners repurchased and cancelled a total of 191,490 units at a weighted average price of $5.18 per common unit for a total amount of $996, including commissions.

On April 3, 2020, GasLog Partners issued 46,843 common units in connection with the vesting of 25,551 RCUs and 21,292 PCUs under its 2015 Long-Term Incentive Plan (the “2015 Plan”) and an additional 21,589 common units in connection with the vesting of 11,776 RCUs and 9,813 PCUs on June 30, 2020. Subsequently, on July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the first tranche of its Class B units issued upon the elimination of IDRs in June 2019 (Note 20).

8. Borrowings

	December 31, 2019	June 30, 2020
Amounts due within one year	115,572	318,256
Less: unamortized deferred loan issuance costs	(5,750)	(5,247)
Borrowings – current portion	109,822	313,009
Amounts due after one year	1,250,059	1,017,510
Less: unamortized deferred loan issuance costs	(13,857)	(11,408)
Borrowings – non-current portion	1,236,202	1,006,102
Total	1,346,024	1,319,111

The main terms of the bank loan facilities, including financial covenants, and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2019. Refer to Note 7 “Borrowings”.

In July 2020, the Partnership successfully refinanced its debt facilities maturing in April and July 2021 (Note 20).

GasLog Partners was in compliance with its financial covenants as of June 30, 2020.

9. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2019	June 30, 2020
Unearned revenue	27,916	14,513
Accrued off-hire	1,688	3,379
Accrued purchases	3,335	2,508
Accrued interest	12,393	10,359
Other accruals	6,238	9,018
Total	51,570	39,777

10. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Revenues from time charters	90,509	84,448	180,696	175,801
Revenues from the Cool Pool	1,296	—	4,994	—
Total	91,805	84,448	185,690	175,801

Revenues from the Cool Pool for the three and six months ended June 30, 2019 relate only to the pool revenues received from the GasLog Shanghai and do not include the Net pool allocation to GasLog Partners of a gain of $1,024 and $1,058 for the three and six months ended June 30, 2019, respectively. The GasLog Shanghai exited the Cool Pool in June 2019.

11. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Administrative services fees (Note 3)	2,279	1,959	4,406	3,919
Commercial management fees (Note 3)	1,350	1,350	2,700	2,700
Share-based compensation (Note 18)	247	362	509	659
Other expenses	865	750	1,820	1,314
Total	4,741	4,421	9,435	8,592

12. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Crew costs	9,178	8,780	18,273	17,619
Technical maintenance expenses	4,800	4,142	9,697	10,079
Other operating expenses	4,570	3,973	9,209	8,290
Total	18,548	16,895	37,179	35,988

13. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2019	June 30, 2020
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	365	—
Forward foreign exchange contracts	7	—
Total	372	—
Derivative financial instruments, current asset	372	—
Total	372	—

The fair value of the derivative liabilities is as follows:

	December 31, 2019	June 30, 2020
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,233	21,016
Forward foreign exchange contracts	62	124
Total	9,295	21,140
Derivative financial instruments, current liability	2,607	8,864
Derivative financial instruments, non-current liability	6,688	12,276
Total	9,295	21,140

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month USD London Interbank Offered Rate (“LIBOR”), and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2019	June 30, 2020
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.34%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.43%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.515%	130,000	130,000
GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%/1.99%*	80,000	80,000
GasLog Partners	GasLog	May 2018	May 2018	April 2023	2.95%	80,000	80,000
GasLog Partners	GasLog	Dec 2018	Jan 2019	Jan 2024	2.9357%	75,000	75,000
					Total	625,000	625,000

* Pursuant to the Credit Support Annex entered into in March 2020, whereby GasLog Partners agreed to effect deposit cash collateral payments with GasLog in connection with its derivative instruments with GasLog (Note 3), the fixed interest rates of the interest rate swaps were decreased by 20 basis points or 0.2%.

The derivative instruments listed above were not designated as cash flow hedging instruments as of June 30, 2020. The change in the fair value of the interest rate swaps for the three and six months ended June 30, 2020 amounted to a gain of $1,034 and a loss of $12,148, respectively (for the three and six months ended June 30, 2019, a loss of $9,112 and $14,609, respectively), which was recognized in profit or loss in the period incurred and is included in Loss/(gain) on derivatives. During the three and six months ended June 30, 2020, the gain of $1,034/ loss of $12,148, respectively (Note 14), was attributable to changes in the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease/increase in net derivative liabilities from interest rate swaps held for trading.

Forward foreign exchange contracts

The Partnership uses non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”) and Singapore Dollars (“SGD”). Under these non-deliverable forward foreign exchange contracts, the counterparties (GasLog and the Partnership) settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of contracts	Settlement Date	Fixed Exchange Rate (USD/EUR)	Notional Amount
GasLog Partners	GasLog	Dec 2019	6	Jul 2020 – Dec 2020	1.1350 – 1.1456	€9,600
					Total	€9,600

Company	Counterparty	Trade Date	Number of contracts	Settlement Date	Fixed Exchange Rate (USD/SGD)	Notional Amount
GasLog Partners	GasLog	Dec 2019	3	Jul 2020 – Sep 2020	1.3549	S$750
					Total	S$750

The derivative instruments listed above were not designated as cash flow hedging instruments as of June 30, 2020. The change in the fair value of these contracts for the three and six months ended June 30, 2020 amounted to a gain of $401 and a loss of $69, respectively (for the three and six months ended June 30, 2019, a gain of $466 and $356, respectively), which was recognized in profit or loss in the period incurred and included in Loss/(gain) on derivatives (Note 14).

14. Financial Costs and Loss/(gain) on Derivatives

An analysis of financial costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Amortization and write-off of deferred loan issuance costs	1,422	1,480	3,959	2,985
Interest expense on loans	16,842	11,466	33,433	24,900
Lease expense	15	9	31	19
Commitment fees	157	78	457	208
Other financial costs including bank commissions	48	34	236	468
Total financial costs	18,484	13,067	38,116	28,580

An analysis of loss/(gain) on derivatives is as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Unrealized loss/(gain) on interest rate swaps held for trading (Note 13)	9,112	(1,034)	14,609	12,148
Unrealized (gain)/loss on forward foreign exchange contracts held for trading (Note 13)	(466)	(401)	(356)	69
Realized (gain)/loss on interest rate swaps held for trading	(831)	832	(1,928)	1,125
Realized loss on forward foreign exchange contracts held for trading	451	234	818	409
Total loss/(gain) on derivatives	8,266	(369)	13,143	13,751

15. Cash Flow Reconciliations

The reconciliations of the Partnership’s non-cash investing and financing activities for the six months ended June 30, 2019 and June 30, 2020 are presented in the following tables:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2019	1,365,800	—	—	—	1,365,800
Borrowings drawdowns	—	435,000	—	—	435,000
Borrowings repayments	—	(403,072)	—	—	(403,072)
Additions in deferred loan fees	—	(4,972)	(156)	(50)	(5,178)
Amortization and write-off of deferred loan issuance costs (Note 14)	—	—	3,959	—	3,959

Borrowings outstanding as of June 30, 2019	1,365,800	26,956	3,803	(50)	1,396,509

	Opening balance	Cash flows	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2020	1,346,024	—	—	—	1,346,024
Borrowings drawdowns	—	25,940	—	—	25,940
Borrowings repayments	—	(55,805)	—	—	(55,805)
Additions in deferred loan fees	—	(189)	22	134	(33)
Amortization and write-off of deferred loan issuance costs (Note 14)	—	—	2,985	—	2,985
Borrowings outstanding as of June 30, 2020	1,346,024	(30,054)	3,007	134	1,319,111

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2019	4,935	—	4,935
Unrealized loss on interest rate swaps held for trading (Note 14)	—	(14,609)	(14,609)
Unrealized gain on forward foreign exchange contracts held for trading (Note 14)	—	356	356
Net derivative liabilities as of June 30, 2019	4,935	(14,253)	(9,318)

	Opening balance	Non-cash items	Total
Net derivative liabilities as of January 1, 2020	(8,923)	—	(8,923)
Unrealized loss on interest rate swaps held for trading (Note 14)	—	(12,148)	(12,148)
Unrealized loss on forward foreign exchange contracts held for trading (Note 14)	—	(69)	(69)
Net derivative liabilities as of June 30, 2020	(8,923)	(12,217)	(21,140)

A reconciliation of vessels/tangible fixed assets arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Vessels as of January 1, 2019	2,509,283	—	—	2,509,283
Additions	—	6,737	(4,167)	2,570
Return of capital expenditures	—	(4,021)	—	(4,021)
Depreciation expense	—	—	(43,734)	(43,734)
Vessels as of June 30, 2019	2,509,283	2,716	(47,901)	2,464,098

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets as of January 1, 2020	2,286,430	—	—	2,286,430
Additions (Note 4)	—	12,027	240	12,267
Depreciation expense (Note 4)	—	—	(40,999)	(40,999)
Impairment loss (Note 4)	—	—	(18,841)	(18,841)
Tangible fixed assets as of June 30, 2020	2,286,430	12,027	(59,600)	2,238,857

A reconciliation of lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2019	1,393	—	—	1,393
Lease expense	—	—	31	31
Payments for interest	—	(28)	—	(28)
Payments for lease liabilities	—	(247)	(26)	(273)
Lease liabilities as of June 30, 2019	1,393	(275)	5	1,123

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2020	886	—	—	886
Lease expense (Note 5)	—	—	19	19

Payments for interest	—	(19)	—	(19)
Payments for lease liabilities	—	(228)	(7)	(235)
Lease liabilities as of June 30, 2020	886	(247)	12	651

A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Equity related costs	(890)	401	(489)
Proceeds from issuances of general partner units	1,996	—	1,996
Net proceeds from equity offerings in the six months ended June 30, 2019	1,106	401	1,507

	Cash flows	Non-cash items	Total
Equity offering costs	(15)	(99)	(114)
Net payments for equity offerings in the six months ended June 30, 2020	(15)	(99)	(114)

16. Cash Distributions

On February 5, 2020, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2019, of $0.561 per common unit. The cash distribution of $26,754 was paid on February 21, 2020 to all unitholders of record as of February 18, 2020.

On February 5, 2020, the board of directors of the Partnership approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The aggregate cash distributions of $7,582 were paid on March 16, 2020 to all unitholders of record as of March 9, 2020.

On May 6, 2020, the board of directors of the Partnership approved and declared a quarterly cash distribution of $0.125 per common unit for the quarter ended March 31, 2020. The cash distribution of $5,967 was paid on May 21, 2020 to all unitholders of record as of May 18, 2020.

On May 14, 2020, the board of directors of the Partnership approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The aggregate cash distributions of $7,582 were paid on June 15, 2020 to all unitholders of record as of June 8, 2020.

17. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Profit for the period	19,143	8,213	42,159	22,382
Less:
Profit attributable to GasLog’s operations*	—	—	(2,650)	—
Partnership’s profit	19,143	8,213	39,509	22,382
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(15,164)	(15,164)
Partnership’s profit attributable to:	11,561	631	24,345	7,218
Common unitholders	11,329	617	23,858	7,063
General partner	232	14	487	155
Incentive distribution rights**	N/A	—	—	—
Weighted average number of units outstanding (basic)
Common units	45,300,760	46,713,991	45,374,467	46,739,034
General partner units	930,387	1,021,336	928,967	1,021,336
Earnings per unit (basic)
Common unitholders	0.25	0.01	0.53	0.15
General partner	0.25	0.01	0.52	0.15

Weighted average number of units outstanding (diluted)
Common units***	45,350,113	49,460,033	45,443,822	49,402,714
General partner units	930,387	1,021,336	928,967	1,021,336
Earnings per unit (diluted)
Common unitholders	0.25	0.01	0.52	0.14
General partner	0.25	0.01	0.52	0.15

* Includes the aggregate profit of GAS-twelve Ltd. for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership’s financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control (Note 1), the aforementioned entity was not owned by the Partnership prior to its transfer to the Partnership on such date and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

**The IDRs were eliminated on June 30, 2019. GasLog held the incentive distribution rights following completion of the Partnership’s IPO. Until their elimination, they represented the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Based on the nature of such right, earnings attributable to IDRs could not be allocated on a per unit basis.

*** Includes unvested awards (Note 18) and Class B units, the latter only for the three months ended June 30, 2020. The 2,490,000 Class B units were issued on June 30, 2019 and have been included in the weighted average number of units outstanding for the calculation of diluted EPU from July 1, 2019 and onwards. They will become eligible for conversion on a one-for-one basis into common units at GasLog’s option in six tranches of 415,000 units per annum on July 1 of 2020 (Note 20), 2021, 2022, 2023, 2024 and 2025; as a result, they do not have an impact on the calculation of basic EPU until conversion.

18. Share-based Compensation

The terms of the 2015 Plan and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 21 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2019.

On April 1, 2020, the Partnership granted to its executives 233,688 RCUs and 233,688 PCUs in accordance with its 2015 Plan. The RCUs and PCUs will vest on April 1, 2023. The holders are entitled to cash distributions that will be accrued and settled on vesting.

			Fair value at
Awards	Number	Grant date	grant date
RCUs	233,688	April 1, 2020	$2.02
PCUs	233,688	April 1, 2020	$2.02

In accordance with the terms of the 2015 Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $2.02 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2020	76,467	1.26	1,790
Granted during the period	233,688	—	472
Vested during the period	(37,327)	—	(882)
Outstanding as of June 30, 2020	272,828	2.54	1,380
PCUs
Outstanding as of January 1, 2020	76,467	1.26	1,790
Granted during the period	233,688	—	472
Vested during the period	(31,105)	—	(734)
Forfeited during the period	(6,222)	—	(148)
Outstanding as of June 30, 2020	272,828	2.54	1,380

The total expense recognized in respect of equity-settled employee benefits for the three and six months ended June 30, 2020 was $362 and

$659, respectively (for the three and six months ended June 30, 2019: $247 and $509, respectively). The total accrued cash distribution as of June 30, 2020 is $396 (December 31, 2019: $530).

19. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation as of June 30, 2020 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	June 30, 2020
Not later than one year	191,449
Later than one year and not later than two years	131,991
Later than two years and not later than three years	123,204
Later than three years and not later than four years	82,110
Later than four years and not later than five years	50,659
Later than five years	40,117
Total	619,530

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of eight of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of June 30, 2020, ballast water management systems had been installed on three out of the eleven vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

20. Subsequent Events

On July 1, 2020, GasLog Partners issued 415,000 common units in connection with GasLog’s option to convert the first tranche of its Class B units issued upon the elimination of IDRs in June 2019.

On July 16, 2020, GasLog Partners entered into a credit agreement of $260,331 with BNP Paribas, Credit Suisse AG and Alpha Bank S.A., each an original lender, with BNP Paribas acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,597 beginning in January 2021, with a final balloon amount of $174,361 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. The relevant amount of $260,331 was drawn on July 21, 2020, out of which $258,532 was used to refinance the outstanding indebtedness of GAS-twenty Ltd., GAS-seven Ltd. and GAS-eight Ltd., the respective entities owning the Methane Shirley Elisabeth, the GasLog Seattle and the Solaris. The facility includes customary restrictive covenants aligned with the ones in the existing bank credit facilities of the Partnership.

Also, on July 16, 2020, GasLog Partners entered into a credit agreement of $193,713 with DNB Bank ASA, London Branch, and ING Bank N.V., London Branch, each an original lender, with DNB Bank ASA, London Branch acting as security agent and trustee for and on behalf of the other finance parties mentioned above, in order to refinance the existing indebtedness due in 2021 on three of its vessels. The facility will amortize over ten equal semi-annual installments of $8,599 beginning in January 2021, with a final balloon amount of $107,723 payable concurrently with the last installment in July 2025. Interest on the facility will be payable at a rate of USD LIBOR plus a margin. DNB Bank ASA, London Branch and ING Bank N.V., London Branch were also registered as hedging providers under the facility. An amount of $193,713 was drawn down on July 21, 2020, out of which $174,867 was used to refinance the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd., the respective entities owning the Methane Alison Victoria, the Methane Heather Sally and the Methane Becki Anne. The facility includes customary restrictive covenants aligned with the ones in the existing bank credit facilities of the Partnership.

In July 2020, the Partnership entered into four new interest rate swap agreements with an aggregate notional amount of $133,333 due in 2024 and 2025 with the hedging providers under the above facility.

On August 4, 2020, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.125 per common unit for the quarter ended June 30, 2020. The cash distribution is payable on August 20, 2020 to all unitholders of record as of August 17, 2020. The aggregate amount of the declared distribution will be $5,970 based on the number of units issued and outstanding as of June 30, 2020.

On August 4, 2020, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C

Preference Units of $0.53125 per preference unit. The cash distributions are payable on September 15, 2020 to all unitholders of record as of September 8, 2020.

APPENDIX A

Supplemental Non-GAAP Partnership Performance Information and Reconciliation Tables

Our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership. The non-GAAP Partnership Performance Results presented below exclude amounts related to GAS-twelve Ltd., the owner of the GasLog Glasgow, for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, the aforementioned entity was not owned by the Partnership prior to its transfer on April 1, 2019, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer. The Partnership believes these measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels acquired prior to their transfers to the Partnership.

Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended June 30, 2020 are fully attributable to the Partnership. The Partnership Performance Results reported in the second quarter of 2020 are the same as the IFRS Common Control Reported Results for the respective period since there were no vessel acquisitions from GasLog during the quarter, which would have resulted in retrospective adjustment of the historical financial statements.

These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	Partnership Performance Results
(All amounts expressed in thousands of U.S. dollars)	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2020	June 30, 2019	June 30, 2020
Revenues	91,805	84,448	178,130	175,801
Net pool allocation	1,024	—	1,058	—
Voyage expenses and commissions	(2,037)	(2,782)	(3,779)	(6,670)
Vessel operating costs	(18,548)	(16,895)	(35,666)	(35,988)
Depreciation	(22,137)	(20,675)	(42,517)	(41,273)
General and administrative expenses	(4,741)	(4,421)	(9,339)	(8,592)
Impairment loss on vessels	—	(18,841)	—	(18,841)
Profit from operations	45,366	20,834	87,887	64,437
Financial costs	(18,484)	(13,067)	(36,386)	(28,580)
Financial income	527	77	1,151	276
(Loss)/gain on derivatives	(8,266)	369	(13,143)	(13,751)
Total other expenses, net	(26,223)	(12,621)	(48,378)	(42,055)
Partnership’s profit for the period	19,143	8,213	39,509	22,382

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

	For the three months ended June 30, 2019
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	91,805	91,805
Net pool allocation	—	1,024	1,024
Voyage expenses and commissions	—	(2,037)	(2,037)
Vessel operating costs	—	(18,548)	(18,548)
Depreciation	—	(22,137)	(22,137)
General and administrative expenses	—	(4,741)	(4,741)
Profit from operations	—	45,366	45,366
Financial costs	—	(18,484)	(18,484)
Financial income	—	527	527
Loss on derivatives	—	(8,266)	(8,266)
Total other expenses, net	—	(26,223)	(26,223)
Profit for the period	—	19,143	19,143

A-1

	For the three months ended June 30, 2020
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	84,448	84,448
Voyage expenses and commissions	—	(2,782)	(2,782)
Vessel operating costs	—	(16,895)	(16,895)
Depreciation	—	(20,675)	(20,675)
General and administrative expenses	—	(4,421)	(4,421)
Impairment loss on vessels	—	(18,841)	(18,841)
Profit from operations	—	20,834	20,834
Financial costs	—	(13,067)	(13,067)
Financial income	—	77	77
Gain on derivatives	—	369	369
Total other expenses, net	—	(12,621)	(12,621)
Profit for the period	—	8,213	8,213

	For the six months ended June 30, 2019
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	7,560	178,130	185,690
Net pool allocation	—	1,058	1,058
Voyage expenses and commissions	(95)	(3,779)	(3,874)
Vessel operating costs	(1,513)	(35,666)	(37,179)
Depreciation	(1,490)	(42,517)	(44,007)
General and administrative expenses	(96)	(9,339)	(9,435)
Profit from operations	4,366	87,887	92,253
Financial costs	(1,730)	(36,386)	(38,116)
Financial income	14	1,151	1,165
Loss on derivatives	—	(13,143)	(13,143)
Total other expenses, net	(1,716)	(48,378)	(50,094)
Profit for the period	2,650	39,509	42,159

	For the six months ended June 30, 2020
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	175,801	175,801
Voyage expenses and commissions	—	(6,670)	(6,670)
Vessel operating costs	—	(35,988)	(35,988)
Depreciation	—	(41,273)	(41,273)
General and administrative expenses	—	(8,592)	(8,592)
Impairment loss on vessels	—	(18,841)	(18,841)
Profit from operations	—	64,437	64,437
Financial costs	—	(28,580)	(28,580)
Financial income	—	276	276
Loss on derivatives	—	(13,751)	(13,751)
Total other expenses, net	—	(42,055)	(42,055)
Profit for the period	—	22,382	22,382

A-2